SEC Mail Processing Section

FEB 2 6 2010

Washington, DC 110

AB 3/2

UNITED STATES 10027830
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITALQUEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 FIFTH AVE. S., SUITE 300
(No. and Street)

MINNEAPOLIS (City) MINNESOTA (State) 55401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARRLY P. EKSTROM (612) 604-0951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLANSKI PETER KRONLAGE & ZOCH, P.A.
(Name – *if individual, state last, first, middle name*)

7500 OLSON MEMORIAL HWY, SUITE 200 (Address) MINNEAPOLIS (City) MN (State) 55427 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/2010

OATH OR AFFIRMATION

I, DARRYL P. EKSTROM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITALQUEST SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN W. EDSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2015

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditors' Report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITALQUEST SECURITIES, INC.
YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

BPK&Z

Going beyond what MUST be done...to what CAN be done.®

Board of Directors
CapitalQuest Securities, Inc.
Minneapolis, Minnesota

Independent Auditors' Report

We have audited the accompanying statements of financial condition of **CapitalQuest Securities, Inc.** (S Corporation) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CapitalQuest Securities, Inc.** as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blanski Peter Kronlage & Zoch, PA

February 17, 2010

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

CAPITALQUEST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Current assets:		
Cash	$ 51,352	$ 18,841
Receivables from brokers or dealers	31,152	41,902
Investments	6,072	7,413
Other accounts receivable	3,400	24,572
Prepaid expense	11,748	54,684
Total current (all) assets	$ 103,724	$ 147,412

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities:		
Accounts payable	$ 7,058	$ 3,560
Commissions payable	24,724	32,894
Accrued interest	2,822	637
Total current liabilities	34,604	37,091
Liabilities subordinated to claims of general creditors (Note 6)	25,000	25,000
Stockholders' equity:		
Common stock - $1 par value; (authorized - 25,000 shares; issued - 6,000 shares)	6,000	6,000
Additional paid-in capital	74,000	44,000
Retained earnings (accumulated deficit)	(35,880)	35,321
	44,120	85,321
	$ 103,724	$ 147,412

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues:		
Commissions	$ 330,093	$ 548,850
Unrealized loss on securities	(1,341)	(7,434)
	328,752	541,416
Expenses:		
Commissions (Note 5)	265,439	367,209
Professional fees	4,976	20,334
Regulatory fees	14,974	7,587
Insurance expense	29,689	25,472
Interest	2,502	2,511
Office expense	36,113	46,666
Other operating expenses (Note 5)	24,618	28,897
Rent expense	21,642	21,989
Administrative fee (Note 5)	-	34,965
	399,953	555,630
Net loss	$ (71,201)	$ (14,214)

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2007	$ 6,000	$ 44,000	$ 49,535	$ 99,535
Net loss			(14,214)	(14,214)
Balance, December 31, 2008	6,000	44,000	35,321	85,321
Capital contributions		30,000		30,000
Net loss			(71,201)	(71,201)
Balance, December 31, 2009	$ 6,000	$ 74,000	$ (35,880)	$ 44,120

CAPITALQUEST SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Balance, December 31, 2007	$ 25,000
Changes	-
Balance, December 31, 2008	25,000
Changes	-
Balance, December 31, 2009	$ 25,000

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

INCREASES (DECREASES) IN CASH

	2009	2008
Cash flows from operating activities:		
Net loss	$ (71,201)	$ (14,214)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Investments	1,341	7,434
(Increase) decrease in assets:		
Receivables from brokers or dealers	10,750	33,079
Other accounts receivable	21,172	1,484
Prepaid expense	42,936	(22,266)
Increase (decrease) in liabilities:		
Accounts payable	3,498	1,625
Commissions payable	(8,170)	(15,542)
Accrued interest	2,185	-
Net cash provided (used) by operating activities	2,511	(8,400)
Cash flows from financing activities:		
Capital contribution from shareholders	30,000	-
Net cash provided by financing activities	30,000	-
Net increase (decrease) in cash	32,511	(8,400)
Cash at beginning of year	18,841	27,241
Cash at end of year	$ 51,352	$ 18,841
Supplemental information:		
Interest paid during the year	$ 317	$ 1,874

See notes to financial statements

CAPITALQUEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

1. Organization and nature of business:

CapitalQuest Securities, Inc. (the Company) is a securities broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a registered broker-dealer licensed in various states.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income and expense related to securities transactions executed but not settled was not significant.

2. Summary of significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Investments:

The Company invests in certain debt and equity securities which are classified as trading securities. These investments are reported at fair value, with unrealized gains and losses included in earnings.

Following is a summary of trading securities at December 31, 2009:

	Cost	Fair Value	Unrealized Holding Gains Prior	Unrealized Holding Losses Current	Unrealized Holding Gains Total
Debt and equity securities	$ 3,300	$ 6,072	$ 4,113	$ (1,341)	$ 2,772

Following is a summary of trading securities at December 31, 2008:

	Cost	Fair Value	Unrealized Holding Gains Prior	Unrealized Holding Losses Current	Unrealized Holding Gains Total
Debt and equity securities	$ 3,300	$ 7,413	$ 11,547	$ (7,434)	$ 4,113

Quoted prices in active markets for identical assets (Level 1) were used to measure fair value at the reporting dates.

2. Summary of significant accounting policies (continued):

Receivables from brokers or dealers and other accounts receivable and allowance for doubtful accounts:

The Company records amounts receivable for commissions and expenses due from brokers or dealers. The balances are unsecured, and the Company does not charge interest on past due amounts. Other accounts receivables consist of amounts due from employees.

An allowance for doubtful accounts has not been established at December 31, 2009 and 2008. Based on the Company's past collection experience and management's analysis of outstanding balances as of December 31, 2009 and 2008, an allowance is not considered necessary. Amounts not paid within 30 days are considered past due. Management charges off uncollectible accounts based on prior experience and analysis of the balance. No balances were outstanding over 90 days as of December 31, 2009 and 2008.

Income taxes:

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes the shareholders of an S Corporation are taxed personally on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Reclassifications:

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

3. Exemption:

The Company does not hold customer securities or perform custodial functions relating to customer accounts and, therefore, is exempt from the possession and control requirements of Rule 15c3-3 under the provisions of Rule 15c3-3 Paragraph k (2) (i).

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2009 and 2008 the Company had net capital of $51,332 and $23,315, respectively, which exceeded the minimum capital requirement by $46,332 and $18,315, respectively. The ratio of aggregate indebtedness to net capital was .674 to 1 and 1.591 to 1, respectively, as of December 31, 2009 and 2008.

5. Related party transactions:

During the years ended December 31, 2009 and 2008 commissions paid to shareholders totaled $125,612 and $181,264, respectively, which is included in Commissions in the accompanying Statements of Operations.

5. Related party transactions (continued):

The Company currently leases office space from an entity affiliated with the three minority shareholders on a month-to-month basis. In addition, the Company pays a monthly fee to this same entity as reimbursement for shared administrative and operating personnel. Total rent expense of $21,642 and $21,989 was charged to operations during the years ended December 31, 2009 and 2008, respectively. Total charges for the administrative and operating fees were $26,485 and $25,000 for the years ended December 31, 2009 and 2008 and are included in office expense in the accompanying Statements of Operations.

In addition, during the years ended December 31, 2009 and 2008 the Company paid an administrative fee of $0 and $34,965, respectively, to the Company's majority shareholder.

During the year ended December 31, 2009 the Company received short-term financing of $16,000 from a shareholder. The funds were paid back before year end.

6. Liabilities subordinated to claims of general creditors:

The Company has two note agreements, one with the majority shareholder ($12,750) and one with a related party owned by the minority shareholders ($12,250). The notes expire July 2010 and December 2010 and bear interest at 10% per annum. Interest paid to the majority shareholder under the first note was $1,274 and $1,276 for the years ended December 31, 2009 and 2008, respectively. Interest paid under the second note was $1,228 and $1,235 for the years ended December 31, 2009 and 2008, respectively.

The Agreements have been approved by the Financial Industry Regulatory Authority as subordinated loans, and thus are available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

7. Subsequent events:

Subsequent to the year ended December 31, 2009 the Company entered into an agreement in which the minority shareholders will sell and transfer their shares of stock in the Company to the majority shareholder.

Subsequent events have been evaluated through February 17, 2010, the date of the financial statements and the date the financial statements were available to be issued.

CAPITALQUEST SECURITIES, INC.
COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIREMENT, AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2009

Net Capital		
Stockholders' equity		$ 44,120
Add subordinated notes payable		25,000
Total capital and allowable subordinated liabilities		69,120
Deductions:		
Non-allowable receivables	$ 4,218	
Prepaid expense	11,748	
		15,966
Net capital before haircuts on security positions		53,154
Less: haircuts on security positions		(1,822)
Net capital		$ 51,332
Computation of Minimum Net Capital Requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 46,332
Aggregate Indebtedness		
Accounts payable		$ 7,058
Commissions payable		24,724
Accrued interest		2,822
Total aggregate indebtedness		$ 34,604
Ratio: Aggregate indebtedness to net capital		.674 to 1

There were no material variances between this computation of net capital and the Registrant's computation filed with Part IIA Form X-17A-5. Accordingly, no reconciliation is necessary.

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

BPK&Z

Going beyond what MUST be done...to what CAN be done.®

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CapitalQuest Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **CapitalQuest Securities, Inc**. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-3.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

In addition, our review indicated that **Capitalquest Securities, Inc.** was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blanski Peter Kronlage & Zoch, PA

February 17, 2010

CAPITALQUEST SECURITIES, INC.

REPORT ON EXAMINATION OF
FINANCIAL STATEMENTS WITH
SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17A-5 OF THE SECURITIES AND
EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2009 AND 2008